FORM 6-K
                                   --------



                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                October                              2004
                                ----------------------------        -----------
Commission File Number
                                ----------------------------        -----------


                          Ace Aviation Holdings Inc.
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                (Translation of registrant's name into English)

  7373 Cote Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                      Form 40-F         X
                   ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                            No          X
              ------------------             ------------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                DOCUMENT INDEX
                                --------------

     Document
     --------

        1. Notice pursuant to Section 4.9 of National Instrument 51-102, Continuous Disclosure Obligations

        2. Press Release dated October 15, 2004 - Air Canada expects to record an estimated $235 million of operating income before reorganization and restructuring items for the third quarter 2004

        3.           Material Change Report dated September 30, 2004

                                                                     Document 1

October 12, 2004





To the securities regulatory authorities of each of the Provinces of Canada




Re:      Air Canada

         Notice pursuant to Section 4.9 of National Instrument 51-102, Continuous Disclosure Obligations
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Following the completion of Air Canada's restructuring under the Companies'
Creditors Arrangement Act (Canada), the Canada Business Corporations Act and the Business Corporations Act (Alberta) pursuant to its consolidated plan of reorganization, compromise and arrangement (the "Plan"), we hereby notify you, in accordance with Section 4.9 of NI 51-102, of the foregoing:

1.       Name of the Parties to the Transaction:

         Air Canada and certain of its subsidiaries

         - and -

         ACE Aviation Holdings Inc. ("ACE")

2.       Description of the Transaction:

         The implementation of the Plan included a corporate reorganization of Air Canada and certain of its subsidiaries whereby ACE became the parent holding company under which the reorganized Air Canada and its subsidiaries are now held directly or indirectly.

3.       Effective Date of the Transaction:

         September 30, 2004

4. Name of each Party that ceased to be reporting issuer subsequent to the transaction and of each continuing Entity:

         Air Canada will cease to be a reporting issuer when the appropriate applications under CSA Staff Notice 12-307 and British Columbia Instrument 11-502 will have been made and the securities regulatory authorities will have issued a decision document in that respect.

         ACE Aviation Holdings Inc. became a reporting issuer in connection with the implementation of the Plan.

5.       Date of the first financial year end subsequent to the transaction:

         December 31, 2004.

6. The periods, including the comparative periods, if any of the interim and annual financial statements required to be filed for the reporting issuer's first financial year subsequent to the transaction:

         Annual financial statements for the year ended December 31, 2004;

         Interim financial statements for the second and third quarters of 2004.


                                                     AIR CANADA


                                             Per:    (Signed) Robert Peterson
                                                     Robert Peterson
                                                     Executive Vice President
                                                     and Chief Financial Officer

                                                                     Document 2

AIR CANADA



NEWS RELEASE

AIR CANADA EXPECTS TO RECORD AN ESTIMATED $235 MILLION OF OPERATING INCOME BEFORE REORGANIZATION AND RESTRUCTURING ITEMS FOR THE THIRD QUARTER 2004

MONTREAL, October 15, 2004 - ACE Aviation Holdings Inc. will be releasing unaudited consolidated third quarter financial statements of Air Canada by November 15, 2004. Pending this release, the Corporation is announcing its estimated unaudited consolidated operating income in order to provide current information to stakeholders on its recent operations given record high fuel prices and the deteriorated performance of US carriers.

The Corporation expects to record an estimated $235 million of unaudited consolidated operating income before reorganization and restructuring items for the third quarter of 2004. This estimate represents a major improvement from the $17 million of operating income before restructuring and reorganization items reported in the third quarter of 2003.

ACE Aviation Holdings Inc. Chairman, President and CEO Robert Milton expressed satisfaction with the results. "Against the current background of record oil prices, our estimated third quarter operating profit of $235 million reflects the tremendous progress made by Air Canada's employees over the last eighteen months of restructuring," said Mr. Milton. "Revenues are strong and unit costs are down, even in the face of a 41 per cent rise in base fuel prices. These results would have been further improved had post-emergence accounting been in effect.

"The airline again posted a record load factor every month this quarter while operating at strong on time performance and flight completion levels. While the third quarter is our seasonally strongest quarter, the results achieved point to an airline that is not only profitable in a difficult fuel and North American yield environment, but also to an airline that is running well operationally.

"Our new business model and product strategy is producing the desired results and we are seeing growing customer confidence in Air Canada as the airline of choice for the lowest fares to the greatest number of destinations on an everyday basis.

"The progress reported today was made possible through the hard work, dedication and sheer resilience of Air Canada's employees. I thank them for their ongoing support and willingness to accept the necessary change to ensure the airline's successful restructuring. And on behalf of all of us at Air Canada, I thank each and every customer who supported us during the past eighteen months. We remain committed to earn their ongoing loyalty through excellent customer service and as always an uncompromising focus on safety," concluded Mr. Milton.

As a result of higher overall system traffic and yield, consolidated passenger revenues have shown a marked recovery in all markets with the exception of the US transborder market. Air Canada estimates that consolidated system passenger revenues will increase by approximately 12 per cent over the third quarter of 2003. Passenger revenue per ASM (RASM) is expected to be up approximately 6 per cent over 2003 levels.

Air Canada anticipates unit cost reductions of approximately 4 per cent from the same quarter last year (11 per cent excluding fuel) on an ASM capacity increase of 6 per cent. These unit cost reductions are mainly due to cost reduction initiatives undertaken during the restructuring process which largely began to take effect in the third quarter of 2003.

Current record high fuel prices are a concern, however, the increase in fuel expense has been partially mitigated by a fuel surcharge in effect on US transborder and international travel and by a stronger Canadian dollar.

As at October 13, 2004, the Corporation's consolidated cash balance, measured on the basis of cash in its bank accounts, amounted to approximately $1.9 billion.

As in prior quarters, as a result of restructuring under CCAA, the third quarter 2004 results will reflect a number of very significant reorganization and restructuring charges directly associated with the restructuring which will be included in net income. Air Canada's complete 2004 third quarter results will be made available on Air Canada's website aircanada.com and at SEDAR.com by November 15, 2004. A copy may also be obtained on request by contacting Shareholder Relations at (514) 422-7578.


CAUTION REGARDING FORWARD-LOOKING INFORMATION
---------------------------------------------

         Air Canada's communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. All such statements are made pursuant to the "safe harbour" provisions of the governing US securities legislation. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

         Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, restructuring, war, terrorist attacks, energy prices, general industry, market and economic conditions, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations and disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties. The forward-looking statements contained in this discussion represent Air Canada's expectations as of October 15, 2004, and are subject to change after such date. However, Air Canada disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:      Isabelle Arthur (Montreal)                 (514) 422-5788
               Laura Cooke (Toronto)                      (416) 263-5576
               Angela Mah (Vancouver)                     (604) 270-5741

Internet:      aircanada.com


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                                                                    Document  3

                            MATERIAL CHANGE REPORT

                                  PURSUANT TO

            Section 85(1) of the Securities Act (British Columbia)
                Section 146(1) of the Securities Act (Alberta)
           Section 84(1) of The Securities Act, 1988 (Saskatchewan)
                 Section 75(2) of the Securities Act (Ontario)
               Section 81(2) of the Securities Act (Nova Scotia)
     Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)



1.       REPORTING ISSUER

         ACE Aviation Holdings Inc. (or the "Company")

         Air Canada Centre, 7373 Cote Vertu West, St. Laurent, Quebec H4Y 1H4

2.       DATE OF MATERIAL CHANGE

         September 30, 2004

3.       PRESS RELEASE

         A press release disclosing the material change was issued by Air Canada on September 30, 2004. A copy of the press release is attached hereto as Appendix "A".

4.       SUMMARY OF MATERIAL CHANGES

         On September 30, 2004, Air Canada announced that it had successfully completed its restructuring process and implemented its Plan of Arrangement pursuant to which the Company became the parent holding company under which the reorganized Air Canada is held.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         On September 30, 2004, Air Canada announced the successful completion of its restructuring process and implementation of its Plan of Arrangement. Air Canada has reduced it net debt and capitalized operating lease obligations from approximately $12 billion to less than $5 billion. In addition, on September 30, 2004, Air Canada raised $1.1 billion of new equity capital and has approximately $1.9 billion of cash in hand.

         The different steps of the Plan were implemented on September 30, 2004 and included the following transactions:

         - The corporate reorganization of Air Canada became effective with the various business segments within the Air Canada group now established as separate legal entities and resulting in the Company becoming the parent holding company under which the reorganized Air Canada and separate legal entities are held.

         - The by-laws of the Company were implemented as part of the Plan and the new Board of Directors of the Company has taken office.

         - The Global Restructuring Agreement with GECC (General Electric Capital Corporation) and affiliates became effective.

         - In accordance with the Standby Purchase Agreement with Deutsche Bank Securities Inc., the Company completed the issuance of shares under its rights offering for proceeds of $850 million.

         - In accordance with the Investment Agreement with Cerberus ACE Investment, LLC, Promontoria Holding III B.V. an affiliate of Cerberus Capital Management L.P. subscribed for and purchased $250 million of convertible preferred shares of the Company.

         - 77,334,674 Class A variable voting shares (ACE.RV) of the Company and 11,480,430 Class B voting shares (ACE.B) of the Company were issued.

         Please see the press release attached hereto as Appendix "A".

6.       RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         Not applicable

7.       OMITTED INFORMATION

         Not applicable

8.       STATEMENT OF SENIOR OFFICER

         Further information regarding the matters described in this report may be obtained from Mr. Paul Letourneau, Vice-President and Corporate Secretary, who is knowledgeable about the details of the material change and may be contacted at (514) 422-5776.

         The foregoing accurately discloses the material change referred to herein.

                  DATED at St. Laurent, Quebec this 8th day of October, 2004


                                       ACE AVIATION HOLDINGS INC.


                                       By:(Signed) Robert A. Milton
                                           Robert A. Milton
                                           President and Chief Executive Officer

                                 Appendix "A"
                                 Press Release

Air Canada SUCCESSFULLY COMPLETES RESTRUCTURING PROCESS and implements Plan of arrangement

MONTREAL, September 30, 2004 - Air Canada announced today that it has successfully completed its restructuring process and implemented its Plan of Arrangement. The airline is exiting from CCAA protection with reduced operating costs, a strengthened balance sheet, a reorganized corporate structure and has a fleet renewal and commercial strategy intended to achieve sustained growth and profitability. The Corporation is well positioned to generate positive operating income and cash flow and has reduced its net debt and capitalized operating lease obligations from approximately $12 billion to less than $5 billion. In addition, the Corporation has raised $1.1 billion of new equity capital and, as of today, has approximately $1.9 billion of cash on hand.

"We're emerging from CCAA focused and well on our way to becoming a profitable, growing and competitive company in a rapidly changing industry," said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. "We have not only reduced our cost structure and strengthened our balance sheet, we have fundamentally reinvented who we are. Air Canada can no longer be considered a traditional legacy carrier. At a time when our major competitors in the US are struggling, we have radically transformed this airline into a highly connected global network carrier offering the simplicity and ease of our low cost competitors."


    The different steps of the Plan were completed earlier today including the following transactions:

>> The corporate reorganization of the Corporation became effective with the various business segments within the Air Canada group now established as separate legal entities. Under the new corporate structure, ACE Aviation Holdings Inc. (ACE) is now the parent holding company under which the reorganized Air Canada and separate legal entities are held. In addition to Aeroplan, Air Canada Jazz, Destina.ca and Touram (Air Canada Vacations) which were already established as separate legal entities, Air Canada Technical Services (ACTS), Air Canada Cargo and Air Canada Groundhandling were established as separate legal entities.

>> The by-laws of ACE were implemented as part of the Plan and the new Board of Directors of ACE has taken office. The Board took several actions at its first-official meeting, held earlier today. Robert Milton was appointed Chairman and Michael Green of Cerberus Operations was appointed Lead Director. In addition, the Board established two sub-committees of the Board comprised exclusively of independent directors - the Audit, Finance & Risk Committee and the Governance & Corporate Matters Committee. The ACE Board also approved a Directors' Stock Ownership Policy that will require independent directors to own a minimum amount of stock.

>> The Global Restructuring Agreement with GECC (General Electric Capital Corporation) and affiliates became effective. The agreement provides for the restructuring of leases and an agreement on financing to be used for future acquisitions of new regional jet aircraft. The terms of the exit facility portion of the agreement were amended such that the term loan on exit is now approximately C$540 million.

>> In accordance with the Standby Purchase Agreement with Deutsche Bank Securities Inc. (DB), ACE completed the issuance of shares under its rights offering for proceeds of $850 million. DB acted as standby purchaser and acquired the shares relating to unexercised rights.

>> In accordance with the Investment Agreement with Cerberus ACE Investment, LLC, Promontoria Holding III B.V., an affiliate of Cerberus Capital Management L.P., subscribed for and purchased $250 million of convertible preferred shares of ACE, representing on an as converted basis 9.16 per cent of the fully diluted equity of ACE.

>> The Corporation confirmed that 77,334,674 Class A variable voting shares (ACE.RV) of ACE and 11,480,430 Class B voting shares (ACE.B) of ACE were issued today and will start trading on the Toronto Stock Exchange (TSX) on October 4, 2004. Ernst & Young, as court-appointed Monitor and disbursing agent under the Plan, has retained in escrow 7,680,365 ACE shares pending the resolution of the disputed claims.

    Mr. Milton said the Plan and the business strategy will allow Air Canada to compete effectively in the current and future airline industry environment. "We've reduced our cost structure. We've redefined and enhanced our products and services. We've rationalized our fleet, introducing new wide body and, soon, new regional aircraft to ensure we have the right aircraft to optimally serve current and new destinations throughout our global network. And we've streamlined and enhanced our corporate structure with a view to maximizing the inherent value of our overall franchise and each of our business units."

    "Our successful restructuring was only possible through the willingness of our employees, lessors and creditors to embrace change. Today's outcome is also due in part to the efforts of the many individuals involved in the restructuring over the past 18 months. I thank them for their hard work and efforts in overcoming every hurdle along the way."

    "It has been a particularly difficult time for our employees and I thank them for their loyalty, dedication and sheer determination to ensure this great airline's survival. And I thank Air Canada's customers for their unwavering support throughout this process. We will continue to introduce innovative products that our customers value and that will keep them coming back. And we'll be further streamlining our processes to be more customer and employee friendly. Today marks a defining moment for the new Air Canada and I am confident customers and employees alike will soon recognize the signs of a newly energized airline poised for success."

    This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the private Securities Litigation Reform Act of 1995. The Corporation and ACE caution that actual performance will be affected by a number of factors, many of which are beyond the Corporation's or ACE's control and that future events and results may vary substantially from what the Corporation and ACE currently foresee. Additional information identifying risks and uncertainties is contained in the Corporation's and ACE's recent filings with the securities commissions in Canada and the United States and SEDAR.

    Contacts:       Isabelle Arthur (Montreal)                 (514) 422-5788


                    Laura Cooke (Toronto)                      (416) 263-5576


                    Angela Mah (Vancouver)                     (604) 270-5741





    Internet:       aircanada.com

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Ace Aviation Holdings Inc.
                                    -------------------------------------------
                                                   (Registrant)


Date:  October 18, 2004             By:  /s/ Paul Letourneau
       -------------------------         --------------------------------------
                                             Paul Letourneau
                                             Corporate Secretary